

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 27, 2006

Michael C. Jennings
Executive Vice President - Chief Financial Officer
Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411

> **Re:** **Frontier Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **Filed September 28, 2006**
> **File No. 1-7627**

Dear Mr. Michael C. Jennings:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statement of Changes in Shareholder' Equity

1.  We have reviewed your response to prior comment number one and are not in a position to agree with your conclusions. Please contact us at your earliest convenience to discuss this matter.

Asset Retirement Obligation

2.      We note your response to prior comment five indicating you considered the refineries and pipeline assets as a whole. Please tell us how you applied paragraph A15 of SFAS 143. Additionally, please tell us whether you have historically conducted regularly planned or schedule maintenance activities including the removal of asbestos.  Compare and contrast how you determined the settlement dates in estimating the fair value of the legal disposal obligations prior and subsequent to the adoption of FIN 47.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,


                                                Jill S. Davis
                                                Branch Chief